Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT
THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this "Agreement") is made and entered into as of July 31, 2017 by and among One Health Group, LLC, a Delaware limited liability company ("Buyer"), Intersections Holdings Inc., a Delaware corporation ("Seller"), and i4c Innovations LLC, a Delaware limited liability company (the "Company").  The Company and Seller are collectively referred to herein as "Seller Parties". Buyer, Seller and the Company are sometimes referred to herein individually as a "Party" and together as "Parties".
WHEREAS, Seller is the holder of all of the issued and outstanding membership interests of the Company (the "Interests"); and
WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Interests on the terms and conditions set forth in this Agreement; and
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
 DEFINITIONS; CONSTRUCTION
1.1            Definitions.
The terms defined in this Section 1.1 shall, for all purposes of this Agreement, have the meanings herein specified:
"Ancillary Agreement" means the LifeWave Assignment, the Sublease Amendment, and any other agreement to be entered into by a party to this Agreement in connection with the transactions contemplated hereby.
"Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such Person.
"Business Day" means any day except Saturday, Sunday or any day on which banks are authorized or required by Law to close in Chantilly, Virginia.
"Code" means the Internal Revenue Code of 1986, as amended.
"Dollars" or "$" means United States Dollars.
"GAAP" means United States generally accepted accounting principles, consistently applied.

"Governmental Entity" means any federal, state or local or foreign government or any court, administrative, arbitrative or regulatory agency or commission or other governmental authority or agency.
"Intersections" shall mean Intersections Inc., a Delaware corporation that is the sole shareholder of the Seller.
"Law" or "Laws" means all applicable federal, state, local or foreign laws (including common law), codes, statutes, ordinances, orders, judgments, arbitration awards, decrees, administrative or judicial promulgations, injunctions, determinations, approvals, rules, regulations, permits, certificates, licenses and authorizations of all Governmental Entities with jurisdiction.
"Liens" means all mortgages, liens, pledges, security interests, charges, claims, restrictions, leases, possessory rights, options, rights of first refusal, covenants, easements, title and survey matters and any other encumbrance of any kind or character.
"LifeWave Assignment" means that certain Assignment and Assumption Agreement pursuant to which Intersections assigns to the Company, and the Company assumes, all rights and obligations of Intersections under the LifeWave License.
"LifeWave License" means that certain Amended and Restated License Agreement dated effective August 9, 2013 between LifeWave, Inc. and Intersections, as amended.
"Net Revenue" means the gross revenue of the Company for such fiscal period attributable to animal-related products and services (including, without limitation, licenses and royalty fees), minus (i) discounts, rebates and allowances; (ii) credits or refunds for claims or returns or damaged goods; (iii) sales taxes, value added taxes, transaction privilege taxes, use taxes and any other taxes, in each case to the extent invoiced; and (iv) freight, shipping and any other transportation expenses for goods shipped to the customer, including transportation insurance, in each case to the extent invoiced, as determined in the Required Manner
"Organizational Documents" means: (a) with respect to a corporation, the corporation's articles or certificate of incorporation and bylaws; or (b) with respect to a limited liability company, the limited liability company's articles or certificate of organization or formation and operating agreement; and (c) all amendments to any of the foregoing.
"PEAK6" means PEAK6 Investments, L.P., a Delaware limited partnership.
"PEAK6 Credit Agreement" means that certain Credit Agreement dated as of April 20, 2017 among Intersections and certain direct and indirect subsidiaries of Intersections (including the Seller), as borrowers, Intersections, as borrower representative, and PEAK6, as administrative agent and initial term lender, as amended.
"PEAK6 Lien" shall mean any lien of PEAK6 on the Interests or the assets of the Company that secures the obligations of the Seller and its affiliates as borrowers under the PEAK6 Credit Agreement.

"Person" means an individual, a sole proprietorship, a partnership, a corporation, an association, an institution, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or department, agency, or political subdivision thereof) or any other legal entity.
"Qualifying Revenue" means, for any fiscal period, the Net Revenue of the Company for such fiscal period attributable to animal-related products and services (including, without limitation, licenses and royalty fees), as determined in the Required Manner.
"Required Manner" means a) in a manner that permits separate calculation and presentation of Qualifying Revenue from unrelated revenue of the Company, b) in accordance with GAAP, and c) to the extent consistent with the foregoing clauses, in accordance with the Company's past practices.
"Sale Event" means the occurrence, in a single transaction or a series of transactions, of any of the following: (i) a sale or other transfer of a majority of the capital stock or membership interests, as applicable, of Buyer or the Company, (ii) a sale of substantially all of the assets of Buyer or the Company or (iii) any merger or consolidation of the Company or Buyer with or into any other entity, unless the ownership of the surviving or resulting entity is substantially the same as the ownership of the Company or Buyer, as applicable, immediately prior to such merger or consolidation.
"Sublease Amendment" means that certain Second Amendment of even date herewith to the Sublease Agreement dated June 27, 2013 by and between Intersections as sublessor and the Company as subtenant.
"Taxes" means (i) all taxes, assessments, charges, duties, fees, levies or other governmental charges (including interest, penalties or additions associated therewith), including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added and all other taxes of any kind imposed by any Governmental Entity, whether disputed or not, and any charges, interest or penalties imposed or that may be imposed thereon by any Governmental Entity and (ii) any obligation to indemnify or otherwise assume or succeed to any liability described in clause (i) hereof of any other Person whether by contract or under common law doctrine of de facto merger and successor liability or otherwise.
In addition to the terms defined in this Section 1.1, each of the following terms is defined in the Section set forth opposite such term:
Term	Section

Agreement	Preamble
Buyer	Preamble
Buyer Indemnified Persons	6.8
Closing	3.1
Closing Payment	2.2(a)

Closing Date	3.1
Company	Preamble
Excess Installments	2.2(d)
Interests	Preamble
Maximum Amount	2.2(b)
NOCE Proceeding	6.8
Party/Parties	Preamble
Purchase Price	2.2
Quarterly Financial Statements	2.3(a)
Reported Qualifying Revenue	2.2(b)
Required Installment	2.2(b)
Seller	Preamble
Seller Indemnified Persons	6.7
Seller Parties	Preamble

1.2            Construction.
Unless the context of this Agreement otherwise clearly requires: (a) references to the plural include the singular, and references to the singular include the plural; (b) references to any gender include the other genders; (c) the words "include", "includes" and "including" do not limit the preceding terms or words and shall be deemed to be followed by the words "without limitation"; (d) the terms "hereof", "herein", "hereunder", "hereto" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) the terms "day" and "days", if not capitalized, mean and refer to calendar day(s); and (f) the terms "year" and "years" mean and refer to calendar year(s).  All Article and Section references herein are to Articles and Sections of this Agreement, unless otherwise specified.  All accounting terms not specifically defined in this Agreement shall be construed in accordance with GAAP.
ARTICLE II
 PURCHASE AND SALE OF INTERESTS
2.1            Agreement to Purchase and Sell.
Subject to the terms, conditions and other provisions of this Agreement, at the Closing, Seller will sell, assign, transfer and deliver to Buyer, and Buyer will purchase from Seller, all of the Seller's right, title and interest in and to the Interests, free and clear of all Liens except for those liens imposed by applicable securities Laws.
2.2            Purchase Price.  The Buyer shall pay or cause to be paid the purchase price for the Interests (the "Purchase Price") in accordance with this Section 2.2.
(a)            At the Closing, Buyer will deliver or cause to be delivered a payment (the "Closing Payment") in the amount of One Hundred Dollars ($100.00).

(b)            Simultaneously with the delivery of Quarterly Financial Statements in accordance with Section 2.3 for each fiscal quarter of the Company or portion thereof ending after Closing, Buyer shall pay or cause to be paid to Seller an amount equal to Ten Percent (10%) of Qualifying Revenue as shown in the Quarterly Financial Statements ("Reported Qualifying Revenue") for such fiscal quarter (each such payment, a "Required Installment") until such time as the aggregate amount of all Required Installments, taken together with all Excess Installments (as defined below) is equal to Twenty Million Dollars ($20,000,000) (the "Maximum Amount").  Notwithstanding the foregoing, in the event that a Sale Event has occurred and Buyer has paid or caused to be paid to Seller all amounts required to be paid pursuant to Section 2.2(e) in accordance therewith, Buyer shall have no further payment obligations pursuant to this Section 2.2(b).
(c)            In the event that any certification delivered pursuant to Section 2.3(b) certifies Qualifying Revenue for any fiscal year or portion thereof for which Quarterly Financial Statements were delivered that exceeds the aggregate Reported Qualifying Revenue for such fiscal year or portion thereof, Seller shall pay to Buyer, within five (5) Business Days of such certification, an amount equal to Ten Percent (10%) of the amount, if any, by which Qualifying Revenue as so certified exceeds aggregate Reported Qualifying Revenue.  Any amounts paid by Seller under this Section 2.3(c) shall be treated as having been paid as part of a Required Installment.
(d)            From and after the Closing, Buyer may, at the discretion of Buyer and the Company, from time to time pay or cause to be paid payments in excess of the Required Installments ("Excess Installments").

(e)            Upon the occurrence of any Sale Event, Buyer shall pay or shall cause to be paid to Seller, at the closing of such Sale Event, an amount, if any, equal to the lesser of (i) Seventy Five Percent (75%) of the aggregate consideration (including, for the avoidance of doubt, any amounts paid out of the sale proceeds in respect of closing bonuses, but excluding sale proceeds used to pay off indebtedness of the Company for borrowed money) received by the Company, Buyer or the shareholders of Buyer, as applicable, for the Sale Event and (ii) the Maximum Amount, reduced by the amount of all Required Installments and Excess Installments previously paid to Intersections. In the event that any portion of the consideration for such Sale Event is payable after the closing thereof (whether in the form of a contingent earn-out payment, an adjustment to the sale price, release of escrowed funds or otherwise), Buyer shall pay to Seller Seventy Five Percent (75%) of such deferred portion within three (3) Business Days of receipt thereof.
(f)            Buyer shall (or shall cause the Company to) reimburse Seller for all operating expenses of the Company incurred after July 8, 2017, excluding any severance payments made to Albert Di Rienzo, J. Paul Tupin, Jr. or other employees of the Company in connection with the transactions contemplated hereby.  Within thirty (30) days after Closing, Seller shall provide to Buyer an itemized statement of such expenses.  Buyer shall pay or shall cause to be paid the aggregate amount of such expenses within sixty (60) days after Closing. Seller shall be responsible for all operating expenses and liabilities of the Company incurred prior to July 8, 2017.

(g)            Payments to be made pursuant to this Agreement shall be made by wire transfer of immediately available funds to the account(s) designated in writing by the payee, or by such other method as may be proposed by the payor and agreed to by the payee in writing.
2.3            Financial Reports.
(a)            For each fiscal quarter of the Company ending after Closing, the Company shall deliver, within ten (10) days following the date on which financial statements for such fiscal quarter are available (but in no event more than 90 days after the last day of such fiscal quarter) a balance sheet and income statement for such fiscal quarter, prepared in the Required Manner (the "Quarterly Financial Statements"). Concurrently with each delivery of Quarterly Financial Statements, Buyer shall provide to Seller supporting worksheets and other documentation used to determine Reported Qualifying Revenue.

(b)            Within One Hundred and Twenty (120) days of the end of each fiscal year, Buyer shall (or shall cause the Company to) deliver to Seller a certification signed by the Company's independent auditors, certifying the Qualifying Revenue for such fiscal year (or the portion thereof that falls after the Closing).
(c)            The obligations of Buyer pursuant to this Section 2.3 shall expire once the Purchase Price has been paid in full in accordance with Section 2.2.

ARTICLE III
 THE CLOSING
3.1            Closing.
The closing of the transactions contemplated by this Agreement (the "Closing") shall take place on the date hereof at the offices of the Seller in Chantilly, Virginia, or at such other date and/or location, and in such other manner, as is mutually agreed upon in writing by the Parties.  The date on which the Closing occurs is referred to herein as the "Closing Date".
3.2            Closing Deliveries.
At the Closing:
(a)            Seller shall deliver or shall cause to be delivered to Buyer:
(i)	a membership interest power with respect to the Interests, duly executed in blank;
(ii)	resignations of each member of the Board of Managers of the Company;
(iii)	the LifeWave Assignment; and
(iv)	the Sublease Amendment.

(b)            Seller and the other parties thereto shall enter into an amendment to the PEAK6 Credit Agreement consenting to the transactions contemplated hereby and releasing the PEAK6 Lien, and Seller shall direct PEAK6 to release the certificate(s) representing the Interests to Buyer.
(c)            Buyer shall deliver or shall cause to be delivered to Seller the Closing Payment.

ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrant to Buyer that the statements contained in this Article IV are true, correct and complete as of the Closing Date.
4.1            Organization.
Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its property and assets and to carry on its business as presently conducted.
4.2            Authority.
Each Seller Party has the corporate or limited liability company power and authority to execute and deliver this Agreement and any Ancillary Agreements to which it is a party and to perform its obligations under this Agreement and such Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by each Seller Party of this Agreement and each Ancillary Agreement to which it is a party, and the performance by such Seller Party of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized and approved by all necessary corporate or limited liability company action, as applicable, of such Seller Party.  This Agreement and the Ancillary Agreements to which such Seller Party is a party have been duly executed and delivered by each Seller Party and constitute the valid and binding agreements of such Seller Party, enforceable against such Seller Party in accordance with their respective terms, subject to: (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforceability of creditors' rights generally; (b) general equitable principles; and (c) the discretion of courts in granting equitable remedies.
4.3            LifeWave License.
          Seller Parties have provided to Buyer a true, correct and complete copy of the LifeWave License, including all amendments thereto. Except pursuant to amendments provided to Buyer, the LifeWave License has not been amended, modified or terminated by the Seller Parties.

4.4            Title to Interests.
Seller owns good, valid and marketable title to the Interests, free and clear of any and all Liens, other than Liens under applicable securities Laws.
ARTICLE V
 REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller that the statements contained in this Article V are correct and complete as of the Closing Date.
5.1            Organization.
Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.
5.2            Authority.
Buyer has the limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations under this Agreement and such Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Ancillary Agreements to which it is a party by the Buyer, and the performance by Buyer of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized and approved by all necessary limited liability company action of the Buyer.  This Agreement and the Ancillary Agreements to which Buyer is a party have been duly executed and delivered by Buyer and constitute the valid and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms, subject to: (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforceability of creditors' rights generally; (b) general equitable principles; and (c) the discretion of courts in granting equitable remedies.  Buyer has provided Seller a true and correct copy of Buyer's certificate of formation and limited liability company agreement, in each case as currently in effect.
5.3            Line of Business.  Neither Buyer nor any of its Affiliates are developing or commercializing human healthcare or human monitoring products or services.
5.4            Investment Intent.  Buyer is acquiring the Interests for its own account and not with a view to any resale or distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
5.5            Company Liabilities.  The Company has no liabilities of any nature incurred prior to July 8, 2017 that are not reflected in the books and records of the Company or which have not been disclosed in writing to the Seller (including e-mail communications requesting purchase orders), and no Affiliates of the Buyer involved in the management of the Company prior to Closing have caused or permitted the Company to incur any such liabilities.

5.6            Due Diligence; No Reliance.
(a)            Buyer has completed such investigations of the Company and the Interests as it deems necessary and appropriate.
(b)            BUYER UNDERSTANDS AND AGREES THAT NEITHER SELLER NOR ANY OF ITS RESPECTIVE AFFILIATES IS MAKING, OR HAS MADE, ANY, AND SELLER AND ITS RESPECTIVE AFFILIATES HAVE DISCLAIMED ALL, REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, AS TO THE CONDITION OF THE COMPANY AND ITS ASSETS,  THE COMPANYS CONTRACTUAL RELATIONSHIPS OR OBLIGATIONS, OR ANY OF THE RESULTS TO BE OBTAINED BY, OR THE FUTURE REVENUES, SALES, ORDERS, PROFITS OR PROSPECTS OF, THE COMPANY, EXCEPT AS SPECIFICALLY SET FORTH IN ARTICLE IV.  BUYER FURTHER ACKNOWLEDGES AND AGREES THAT IT HAS RELIED SOLELY ON (I) ITS OWN INVESTIGATION AND ASSESSMENT OF THE COMPANY AND (II) THOSE REPRESENTATIONS AND WARRANTIES BY SELLER SET FORTH IN ARTICLE IV IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS.
(c)            Buyer acknowledges and agrees that (i) Buyer has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Company and its business, (ii) Buyer has been given adequate access to such information about the Company and its business as Buyer has requested, and (iii) certain shareholders of Buyer, as former officers, managers and employees of the Company, are  thoroughly familiar with, and have a complete understanding of, the Company and its business.
ARTICLE VI
 COVENANTS OF THE PARTIES
6.1            Further Assurances.
From and after the Closing Date, from time to time and without further consideration, each Party will execute and deliver such instruments and take such other commercially reasonable action reasonably requested by one or more of the other Parties in order to effect the transactions contemplated by this Agreement.
6.2            Transfer Taxes.
All national, federal, state, provincial or local transfer taxes in any country, including excise, sales, use, value added, real property transfer, stamp, documentary, filing, recordation, notarial and other similar taxes and fees that may be imposed or assessed as a result of the transactions contemplated by this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties shall be borne equally by Buyer and Seller.
6.3            Public Announcements.
Subject to a Party's reasonable judgment that it is otherwise required by Law or by the rules of a national securities exchange to make such disclosure, such Party shall, and shall cause its Affiliates (as applicable), to: (a) consult with the other Party regarding the timing and content of all announcements regarding this Agreement and the other transactions contemplated by this Agreement to the financial community, any Governmental Entity, customers, suppliers or the general public; and (b) use its commercially reasonable efforts to agree upon the text of any such announcement with the other Party prior to its release.
6.4            Expenses.
Except as otherwise set forth in this Agreement, the Parties shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, the fees and expenses of their own agents, representatives, financial advisors, accountants, appraisers and counsel.
6.5            General Post-Closing Matters.
(a)            Financial Reporting; Maintenance of Records.  Until the Purchase Price has been paid in full in accordance with Section 2.2 hereof, Buyer shall cause the Company to, and the Company shall, maintain a financial reporting system that separately account for, or which enables separate calculation of, Qualifying Revenue.
(b)            Allocation of Purchase Price for Tax Purposes. Not less than 120 days after the Closing, Buyer shall prepare and deliver to Seller a copy of IRS Form 8594 (or other applicable form), required schedules thereto, and any similar forms required by any state, local or foreign income Tax authority (and any relevant work papers or other information reasonably requested by Seller). Such forms shall be prepared by Buyer in accordance with Section 1060 of the Code. Seller shall have 20 days following receipt of the IRS Form 8594 to notify Buyer of any dispute of any item contained therein, which notice shall set forth in detail the basis for such dispute. Buyer and Seller shall cooperate in good faith to resolve any such dispute as promptly as possible. If they are unable to resolve any dispute regarding the proposed allocation of purchase price within 20 days following Buyer's receipt of notice of such dispute, such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by an independent accountant selected by both parties. The Buyer and Seller agree to file IRS Form 8594 as prepared by Buyer, as agreed to by Buyer and Seller, or as determined by an independent accountant, as the case may be.
(c)            Distributions.  Buyer shall not declare or pay any distribution in respect of its limited liability company interests or other equity (other than distributions to cover taxes payable by Buyer's equity holders in respect of Buyer's income) unless the aggregate of all Excess Installments made pursuant to Section 2.2(d) through the date of any distribution will, following the payment of such distribution, exceed three times (3X) the aggregate of all post-closing distributions to its equity holders.

(d)            Limited Liability Company Agreement. Buyer shall not modify or otherwise amend Section 10 of its limited liability company agreement until such time as the Purchase Price has been paid in full pursuant to Section 2.2 hereof.

6.6            Post-Closing Confidentiality.
(a)            Seller recognizes that by reason of its ownership of the Company, it has acquired confidential information of the Company, the use or disclosure of which could be detrimental to Buyer and/or the Company.  Accordingly, Seller covenants to Buyer that it shall not, for a period of five (5) years following the Closing Date, except in the performance of Seller's obligations under this Agreement or with the express prior written consent of Buyer, directly or indirectly disclose or use confidential information relating to Buyer or the Company, unless (i) such information is or becomes generally available to the public other than as a result of  disclosure by Seller or any of its Affiliates, (ii) such information is generally made available to third parties without limitations on its disclosure, or (iii) disclosure of such information is required by applicable Law.
(b)            Buyer recognizes that by reason of the Company's prior relationship with Seller, Buyer and the Company have acquired or may acquire confidential information concerning Seller and its Affiliates, the use or disclosure of which could cause harm to Seller and/or such Affiliates.  Accordingly, Buyer covenants to Seller that it shall not, for a period of five (5) years following the Closing Date, except in the performance of Buyer's obligations under this Agreement or with the express prior written consent of Seller, directly or indirectly disclose or use confidential information relating to Seller or its Affiliates unless (i) such information is or becomes generally available to the public other than as a result of  disclosure by Buyer or any of its Affiliates, (ii) such information is generally made available to third parties without limitations on its disclosure, or (iii) disclosure of such information is required by applicable Law.
6.7            Indemnification by Buyer.  Buyer shall indemnify, defend and hold harmless Seller and Seller's officers, directors, managers, members, employees, agents and affiliates (collectively, "Seller Indemnified Persons") from and against any losses, liabilities, claims, obligations damages, fines, penalties, assessments, deficiencies, actions, causes of action, arbitrations, proceedings, judgments, settlements, violations or alleged violations of law, costs and expenses (including reasonable attorneys' fees and all other expenses incurred in investigating, preparing, or defending any litigation or proceeding, commenced or threatened) arising out of or resulting from (x) any breach of any representation or warranty that Buyer has made in this Agreement; (y) any breach of Buyer of any of its covenants or obligations in this Agreement; and/or (z) the ownership or operation of the Company after Closing (including without limitation the contractual obligations of the Company under the LifeWave License).
6.8            Indemnification by Seller.
Seller covenants and agrees to indemnify, defend and hold harmless Buyer and Buyer's officers, directors, managers, members, employees, agents and affiliates (collectively, "Buyer Indemnified Persons") from and against (a) any losses, liabilities, claims, obligations damages, fines, penalties, assessments, deficiencies, actions, causes of action, arbitrations, proceedings, judgments, settlements, costs and expenses (including reasonable attorneys' fees and all other expenses incurred in investigating, preparing, or defending any litigation or proceeding, commenced or threatened) arising out of or resulting from (i) any breach of any representation or warranty that Seller has made in this Agreement, (ii) any breach of Seller of any of its covenants or obligations in this Agreement; and (b) all costs incurred by the Company in connection with the pending litigation in the Circuit Court of Fairfax County, Virginia styled as Jeff Noce v. i4c Innovations Inc. and Intersections Inc., Case No. 2017 03573 (the "Noce Proceeding"), and any settlement of or judgement awarded in the Noce Proceeding.  Buyer and the Company hereby agree that Intersections shall have the exclusive right to conduct the defense of the Noce Proceeding and covenant to reasonably cooperate with such defense.
ARTICLE VII
MISCELLANEOUS
7.1            Entire Understanding.
(a)            This Agreement, together with the Ancillary Agreements, contain the entire agreement of the Parties respecting the transactions contemplated hereby and supersedes all prior agreements among the Parties with respect thereto.  The Parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the Acquisition exclusively in contract pursuant to the express terms and provisions of this Agreement; and the Parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.
(b)            The Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm's-length negotiations.  All Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm's-length transaction.
7.2            Waiver and Amendment.
No amendment or modification of any provision of this Agreement shall be effective unless and until made in writing and signed by each of the Parties.  No waiver of any provision hereof shall be effective unless it is in a writing signed by the party entitled to the benefit of such provision. No waiver, forbearance or failure by any Party of its rights to enforce any provision of this Agreement shall constitute a waiver or estoppel of such Party's right to enforce any other provision of this Agreement or a continuing waiver by such Party of compliance with any provision.
7.3            Headings.
The headings herein are for convenience only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.
7.4            Interpretation.
The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable.  In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
7.5            Governing Law; Dispute Resolution.
(a)            This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia, without regard to choice of law provisions.
(b)            The State or Federal Courts located within the Commonwealth of Virginia shall have exclusive jurisdiction over any and all disputes between the Parties, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the Parties consent to and agree to submit to the jurisdiction of such courts.  Each of the Parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that: (i) such Party is not personally subject to the jurisdiction of such courts; (ii) such Party and such Party's property is immune from any legal process issued by such courts; or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum.  The Parties hereby agree that mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.
(c)            EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
7.6            Notices.
Any notices or other communications required or permitted hereunder shall be in writing and sent to the appropriate addresses designated below (or to such other address or addresses as may hereafter be furnished by one Party to the other Party in compliance with the terms hereof),  by hand delivery, by facsimile transmission to the respective facsimile numbers designated below (with electronic confirmation of delivery), by UPS or FedEx next-day service, or by registered or certified mail, return receipt requested, postage prepaid:

If to Seller:	Intersections Holdings Inc. 3901 Stonecroft Boulevard Chantilly, Virginia 20151 Attn: Chief Financial Officer Facsimile: (703) 488-1757

with copies (which shall not constitute notice) to:

Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151
Attn:  Chief Legal Officer
Facsimile:  (703) 488-1757

and

Venable LLP
750 East Pratt Street
Baltimore, Maryland 21202
Attn:  Thomas D. Washburne, Esq.
Facsimile:  (410) 244-7742

If to Buyer:	One Health Group, LLC 3800 Concorde Parkway Suite 400 Chantilly, Virginia 20151 Attn: Albert J. Di Rienzo Facsimile: (703) 636-7779
with a copy (which shall not constitute notice) to:	Barclay Damon LLP 125 East Jefferson Street Syracuse, New York 13202 Facsimile: (315) 703-7377

7.7            Assignment; No Third Party Beneficiaries.
(a)            This Agreement may not be assigned or transferred (whether by operation of law, change of control or otherwise) by any Party without the prior written consent of the other Party. Notwithstanding the foregoing, Seller may assign its rights hereunder to an Affiliate of Seller without obtaining written consent, but shall provide prompt notice of any such assignment to Buyer.
(b)            Unless otherwise stated herein, this Agreement shall not benefit or create any right of action in or on behalf of any Person other than the Parties hereto; provided, however, that this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties' respective successors and permitted assigns.
7.8            Specific Performance.  The Parties agree that the remedies at law of any Party for any actual or threatened breach of this Agreement would be inadequate and that the Parties shall be entitled to specific performance of this Agreement, including entry of an ex parte, temporary restraining order in state or federal court, preliminary and permanent injunctive relief against activities in violation of any of the covenants in this Agreement, or both, in addition to any damages and legal expenses which a Party may be legally entitled to recover.
7.9            Counterparts.  This Agreement may be executed by facsimile or ".pdf" copies and in counterparts, each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.

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SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT
IN WITNESS WHEREOF, the Parties have each executed and delivered this Agreement as of the date first set forth above.
BUYER

ONE HEALTH GROUP, LLC

By:	/s/ Albert Di Rienzo
	Name:	Albert Di Rienzo
	Title:	Manager

COMPANY

I4C INNOVATIONS LLC

By:	/s/ Ronald L. Barden
	Name:	Ronald L. Barden
	Title:	Chief Financial Officer

SELLER

INTERSECTIONS HOLDINGS INC.

By:	/s/ Ronald L. Barden
	Name:	Ronald L. Barden
	Title:	Chief Financial Officer